Exhibit 99.1

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

MEDIGUS LTD.

TABLE OF CONTENTS

Page

Interim Condensed Consolidated Financial Statements – in US Dollars (USD) in thousands:
Interim Condensed Consolidated Balance Sheets	2-3
Interim Condensed Consolidated Statements of Loss and Other Comprehensive Loss	4
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity	5-7
Interim Condensed Consolidated Statements of Cash Flows	8-9
Notes to the Interim Condensed Consolidated Financial Statements	10-41

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30	December 31
		2021	2020
	Note	Unaudited	Audited
		USD in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents		29,642	22,363
Short term deposit		46	-
Held for sale asset	4.E	-	547
Accounts receivables - trade		52	96
Inventory	5	1,087	243
Related party prepaid expenses	10	1,276	-
Other current assets		1,338	796
		33,441	24,045

NON-CURRENT ASSETS:
Contract fulfillment assets		-	1,130
Property and equipment, net		75	345
Right-of-use assets, net		-	104
Investments accounted for using the equity method	4.A.1	17,545	1,663
Intangible assets	6	8,327	495
Retirement benefit assets, net		-	23
Other receivables		138	-
Financial assets at fair value through profit or loss	3	4,078	4,530
		30,163	8,290

TOTAL ASSETS		63,604	32,335

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30	December 31
		2021	2020
	Note	Unaudited	Audited
		USD in thousands
Liabilities and equity

ST Short term loan and current portion of long-term loan	10	138	-
Accounts payables – trade		145	140
Lease liabilities		-	60
Warrants at fair value	3	1,513	1,039
Contract liability		108	69
Liability to event producers		1,843	539
Accrued expenses and other liabilities	7	1,030	1,528
Related parties	10	1,889	139
		6,666	3,514
NON-CURRENT LIABILITIES:
Lease liabilities		-	47
Contract liability		1,801	2,580
Loans from related parties	10	733	-
Deferred tax liability		496	-
Retirement benefit obligation, net		4	-
		3,034	2,627
TOTAL LIABILITIES		9,700	6,141

SHAREHOLDERS’ EQUITY:	8
Share capital – ordinary shares with no par value: authorized – June 30, 2021 and December 31, 2020 – 1,000,000,000 shares; issued and outstanding - June 30, 2021 – 475,560,699 shares December 31, 2020 – 316,442,738 shares		-	93,021
Share premium		110,400	-
Other capital reserves		12,981	10,725
Warrants		197	197
Accumulated deficit		(71,910)	(80,982)
Equity attributable to owners of Medigus Ltd.		51,668	22,961
Non-controlling interests		2,236	3,233
TOTAL SHAREHOLDERS’ EQUITY		53,904	26,194

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		63,604	32,335

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND
OTHER COMPREHENSIVE LOSS

		Six months ended		Year ended
		June 30,		December 31
		2021	2020	2020
	Note	Unaudited		Audited
		USD in thousands
Revenues:
Products		1,934	69	491
Revenue from commission		459	4	40
	9	2,393	73	531
Cost of revenues:
Products		1,587	276	988
Revenue from commission		202	-	46
		1,789	276	1,034

Gross Profit /(Loss)		604	(203)	(503)
Research and development expenses		(755)	(356)	(997)
Sales and marketing expenses		(624)	(213)	(471)
General and administrative expenses		(4,417)	(2,639)	(5,494)
Net change in fair value of financial assets at fair value through profit or loss		583	(323)	797
Share of net loss of associates accounted for using the equity method		(419)	(138)	(170)
Amortization of excess purchase price of an associate		-	(546)	(546)
Operating loss		(5,028)	(4,418)	(7,384)
Changes in fair value of warrants issued to investors		(474)	789	338
Gain upon loss of control in a subsidiary	4.A	11,502	-	-
Gain from sale of investment	4.E	2,025	-	-
Other income		299	-	-
Financial income (loss) net		(403)	30	205
Income Loss before taxes on income		7,921	(3,599)	(6,841)
Tax benefit (expense)		6	-	(9)
Net income (loss) for the period		7,927	(3,599)	(6,850)
Other comprehensive income
Items that may be reclassified to profit or loss
Share of other comprehensive income of associates accounted for using the equity method		(104)	4	8
Items that will not be reclassified to profit or loss
Share of other comprehensive income of associates accounted for using the equity method		37	-	27
Other comprehensive income for the period		(67)	4	35
Total comprehensive income (loss) for the period		7,860	(3,595)	(6,815)

Net income (loss) for the period is attributable to:
Owners of Medigus		9,785	(2,553)	(4,325)
Non-controlling interest		(1,858)	(1,046)	(2,525)
		7,927	(3,599)	(6,850)

Total comprehensive income (loss) for the period is attributable to:
Owners of Medigus		9,746	(2,549)	(4,278)
Non-controlling interest		(1,886)	(1,046)	(2,537)
		7,860	(3,595)	(6,815)
Earning (Loss) per ordinary share attributed to Medigus ltd
Basic		0.02	(0.04)	(0.03)
Diluted		0.02	(0.04)	(0.03)
Weighted average ordinary shares outstanding (In thousands)
Basic		444,244	90,416	133,445
Diluted		444,244	90,416	133,445

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to owners of Medigus Ltd.
	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interest	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	USD in thousands

BALANCE AS OF JANUARY 1, 2021	93,021	-	1,450	545	9,848	(1,118)	197	(80,982)	22,961	3,233	26,194

Income (Loss) for the period	-	-	-	-	-	-	-	9,785	9,785	(1,858)	7,927
Other comprehensive Income (Loss)	-	-	-	(76)	-	37	-	-	(39)	(28)	(67)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	-	-	-	(76)	-	37	-	9,785	9,746	(1,886)	7,860

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants (note 8)	49,398	(32,062)	-	-	-	-	-	-	17,336	-	17,336
Issuance of shares by Eventer					1,704				1,704	1,893	3,597
Purchase of a subsidiary (note 4C)			60	-		-			60	993	1,053
Deemed contributions to a subsidiary (Note 4C)				(359)					(359)	466	107
Loss of control in a subsidiary (note 4A)								(713)	(713)	(3,024)	(3,737)
Cancellation of par value (See Note 7)	(142,419)	142,419	-	-					-		-
Share in capital reserve of an associate					880	-			880	-	880
Stock-based compensation in connection with options granted to employees and service providers	-	-	53						53	561	614
Expiration of warrants	-	43	(43)	-	-	-	-	-	-	-	-

TOTAL TRANSACTIONS WITH SHAREHOLDERS	(93,021)	110,400	70	(359)	2,584	-	-	(713)	18,961	889	19,850

BALANCE AS OF JUNE 30, 2021	-	110,400	1,520	110	12,432	(1,081)	197	(71,910)	51,668	2,236	53,904

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to owners of Medigus Ltd.
	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interest	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	USD in thousands

BALANCE AS OF JANUARY 1, 2020	22,802	47,873	1,351	525	11,761	(1,145)	197	(76,657)	6,707	1,424	8,131

Loss for the period	-	-	-	-	-	-	-	(2,553)	(2,553)	(1,046)	(3,599)
Other comprehensive income	-	-	-	-	-	4	-		4	-	4
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	-	-	-	-	-	4	-	(2,553)	(2,549)	(1,046)	(3,595)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	3,262	(2,505)	-	-	-	-	3,632	-	4,389	-	4,389
Exercise of warrants	9,950	(7,186)	-	-	-	-	(2,027)	-	737	-	737
Issuance of shares and warrants by the Subsidiary	-	-	-	-	1,045	-	-	-	1,045	1,813	2,858
Conversion into shares and warrants of loan granted to the Subsidiary	-	-	-	-	(136)	-	-	-	(136)	136	-
Stock-based compensation in connection with options granted to employees and service providers	-	-	53	-	-	-	-	-	53	864	917
Expiration of options	-	28	(28)	-	-	-	-	-	-	-	-

TOTAL TRANSACTIONS WITH SHAREHOLDERS	13,212	(9,663)	25	-	909	-	1,605	-	6,088	2,813	8,901

BALANCE AS OF JUNE 30, 2020	36,014	38,210	1,376	525	12,670	(1,141)	1,802	(79,210)	10,246	3,191	13,437

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Equity attributable to owners of Medigus Ltd.
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interest	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity

BALANCE AS OF JANUARY 1, 2020		22,802	47,873	1,351	525	11,761	(1,145)	197	(76,657)	6,707	1,424	8,131

Loss for the period									(4,325)	(4,325)	(2,525)	(6,850)
Other comprehensive income					20		27			47	(12)	35
TOTAL COMPREHENSIVE LOSS FOR THE YEAR					20		27		(4,325)	(4,278)	(2,537)	(6,815)

TRANSACTIONS WITH SHAREHOLDERS:
Purchase of a subsidiary											381	381
Issuance of shares and warrants		53,278	(35,369)			(3,766)		3,632		17,775		17,775
Exercise of warrants		16,941	(12,596)					(3,632)		713		713
Issuance of shares and warrants by the Subsidiary						1,956				1,956	2,632	4,588
Conversion into shares and warrants of loan granted to the Subsidiary						(136)				(136)	136	-
Share in capital reserve of an associate						33				33		33
Stock-based compensation in connection with options granted to employees and service providers				191						191	1,197	1,388
Expiration of options			92	(92)
TOTAL TRANSACTIONS WITH SHAREHOLDERS		70,219	(47,873)	99	-	(1,913)	-	-	-	20,532	4,346	24,878
BALANCE AS OF DECEMBER 31, 2020 (Audited)		93,021	-	1,450	545	9,848	(1,118)	197	(80,982)	22,961	3,233	26,194

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended
	June 30,
	2021	2020
	Unaudited
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash flows used in operations (see Appendix A)	(2,225)	(2,907)
Interest received	-	13
Interest paid	(1)	(8)
Net cash flow used in operating activities	(2,226)	(2,902)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(123)	(233)
Deconsolidation of ScoutCam Inc upon loss of control (see Appendix B and note 4.A)	(3,252)	-
Consolidation of Jeffs Brands Ltd. upon gain of control (see Appendix C and note 4.C)	290	-
Purchase of intangible assets	(4,728)	-
Investment in short term deposits	(46)	-
Exercise of ScoutCam’s warrants	(234)	-
Sale of securities in Automax	1,841	-
Payments for acquisitions of associates and financial assets at fair value through profit or loss	(1,829)	(1,616)
Net cash flow used in investing activities	(8,081)	(1,849)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants by subsidiaries, net of issuance costs of Subsidiaries (see note 4.B, 4.A)	1,300	2,858
Principal elements of lease liability	-	(60)
Increase in short term bank loan	51	-
Increase in long-term loan	(1,060)	-
Proceeds from issuance of shares and warrants and from exercise of warrants, net of issuance costs (see note 8)	17,336	5,044
Net cash flow generated from financing activities	17,627	7,842

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,320	3,091
BALANCE OF CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	22,363	7,036
GAIN FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(41)	45
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	29,642	10,172

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended
	June 30,
	2021	2020
	Unaudited
	USD in thousands
Appendix A to the condensed consolidated statements of cash flows:
Net cash used in operations:
Income (Loss) for the period before taxes on income	9,785	(3,599)
Adjustment in respect of:
Gain from exchange differences on cash and cash equivalents	82	(45)
Depreciation and amortization	356	102
Interest received	-	(13)
Interest expenses	1	8
Profit (loss) on change in the fair value of warrants issued to investors	474	(789)
Stock-based compensation in connection with options granted to employees and service providers	-	880
Net change in the fair value of financial assets at fair value through profit or loss (note 3)	(583)	323
Share of net loss of associates accounted for using the equity method	419	138
Amortization of excess purchase price of an associate	-	546
Gain arising from deconsolidation of a subsidiary upon loss of control (see note 4.A)	(12,083)	-
Gain from sales of investment (see note 4.E)	(2,025)	-

Changes in operating asset and liability items:
Increase (Decrease) in accounts receivable - trade	129	(4)
Decrease in other current assets	(910)	(295)
Increase in accounts payables - trade and customer advance payment	483	236
Increase (Decrease) in accrued compensation expenses	407	(110)
Increase in contract liabilities	747	170
Increase in Contract fulfillment assets	(240)	(647)
Increase (Decrease) in other current liabilities	1,144	(153)
Decrease (Increase) in inventory	(411)	345
Net cash used in operations	(2,225)	(2,907)

March 31, 2021
Appendix B to the condensed consolidated statements of cash flows:
Deconsolidation of ScoutCam upon loss of control:
Working capital other than cash	113
Property and equipment , net	(370)
Lease liability- long term	144
ScoutCam investment in fair value	11,843
Derecognition of non-controlling interest	3,024
Gain arising from deconsolidation upon loss of control	(11,502)
Net cash deconsolidated upon loss of control	3,252

January 04,
2021
Appendix C to the condensed consolidated statements of cash flows:
Consolidation of Jeffs Brands Ltd. upon gain of control:
Net working capital other than cash and inventory	(279)
Intangible assets	1,444
Inventory	778
deferred taxes	(143)
Non-controlling interests	(1,024)
Borrowings	(1,451)
Non-cash consideration	(131)
Goodwill	516
Net cash acquired	(290)

Appendix D to the condensed consolidated statements of cash flow :non-cash transaction:

Issuance of shares in exchange for media and advertising services rights (Note 10.B1)	1,255
Purchase a software license on credit (Note 10 .B2)	1,346

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

A.	Medigus Ltd. (the “Company” or “Medigus”) was incorporated in Israel on December 9, 1999. The Company’s registered office and principal place of business are located in Israel. The address of its registered office is P.O. Box 3030, Omer, Israel 8496500.

“Group” - the Company together with, Jeff’s Brands Ltd., Charging Robotics Ltd., GERD IP and Eventer Ltd..

“Subsidiaries” – Entities under the control of the Company.

These interim condensed consolidated financial statements were approved on September 20, 2021.

ScoutCam

ScoutCam has made a number of capital raising during 2021, when the last occurred on March 22, 2021. Therefore the company diluted the holding into 27.76% and deconsolidated ScoutCam. since that date and treated the investment in equity method. For additional information, see note 4.A.

GERD IP , INC

On January 13, 2020, together with the Company’s advisor Mr. Kfir Zilberman the Company formed a subsidiary in Delaware, of which the Company holds 90% of the stock capital, under the name GERD IP, Inc. (“GERD IP”). GERD IP was incorporated in accordance with the Company’s efforts to reorganize its assets and increase asset and organizational efficiencies

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (Cont.)

A.	(Cont.)

Eventer:

As of June 30, 2021, the Company holds approximately 47.69% of Eventer technology Ltd. (“Eventer”) on a fully diluted basis. Eventer is a technology company engaged in the development of tools for automatic creation, management, promotion, and billing of events and ticketing sales. For additional information, see note 4.B.

Gix Internet Ltd.:

As of June 30, 2021, the Company own 33.17% in Gix Internet Ltd. (formerly “Algomizer”)., which operates in the field of software development, marketing and distribution to internet users. For additional information, see note 4.D.

Charging Robotics:

On February 19, 2021, the Company entered into the Joint Venture Agreement, with Amir Zaid and Weijian Zhou and the Company’s wholly-owned subsidiary Charging Robotics, under which the Company formed a joint venture, under the name Revoltz. For additional information, see note 4.G.

Interest in other entities:

As of June 30, 2021, the Company also owns 35.86% in Polyrizon Ltd. (. For additional information, see note 4.F), 50.03% in Jeff’s Brands Ltd (For additional information, see note 4.C) ,4.73% in Automax Ltd. (formerly known as Matomy Ltd.) ( For additional information, see note 4.E), 5.1% in Elbit Imaging Ltd. (hereinafter – “Elbit Imaging”), 2.09% in Maris-Tech Ltd. (hereinafter – “Maris”) and 0.47% in Safe Foods, Inc. (hereinafter – “SAFO”).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (Cont.)

A.	(Cont.)

On June 3, 2019, the Company entered into a Licensing and Sale Agreement with Shanghai Golden Grand-Medical Instruments Ltd. (hereinafter - “Golden Grand”) for the know-how licensing and sale of goods relating to MUSE systems in China, Hong Kong, Taiwan and Macao. Under the agreement, the Company committed to provide a license, training services and goods to Golden Grand in consideration for USD 3 million to be paid to the Company in four milestones based instalments. To date, some of these milestones have been achieved and the Company has received USD 1.8 million, which is presented in the balance sheets among “contract liability”. The final milestone and the final instalment shall be completed and paid upon the completion of a MUSE assembly line in China. The Company examines additional potential opportunities to sale MUSE to other territories.

The Company’s shares were listed on the Tel Aviv Stock Exchange Ltd. (hereinafter - “TASE”) and since May 20, 2015, the Company’s American Depository Shares (hereinafter – “ADSs”) evidenced by American Depositary Receipts (hereinafter – “ADRs”) are listed on the Nasdaq Capital Market. The Company’s depositary agent for the ADR program is The Bank of New York Mellon. Since July 2018, the Company’s Series C Warrants are traded on Nasdaq Capital Market. On January 25, 2021, the Company voluntarily delisted its shares from trading on the TASE. Following the delisting, the Company ADSs continue to trade on the Nasdaq and the Company continue to file public reports and make public disclosures in accordance with the rules and regulations of the SEC and Nasdaq.

During the period of six months ended June 30, 2021 the Company entered into several underwriting agreements with Aegis Capital Corp. (hereinafter – “Aegis”) For additional information, see note 8 (2).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (Cont.)

B.	As of the approval date of these financial statements, the Company had cash and cash equivalent, which the Company anticipates will provide sufficient liquidity for more than a twelve-month period from the date of these financial statements.

However, since inception, the Company’s activities have been funded mainly by its shareholders. Furthermore, in the recent years the Company has suffered recurring losses from operations, negative cash flows from operating activities, and has an accumulated deficit as of June 30, 2021. As such, the Company’s ability to continue operating may be dependent on several factors, amongst which is its ability to raise sufficient additional funding, which funding may not necessarily be available to the Company, obtained on terms favorable to the Company, or provide the Company with sufficient funds to meet its objectives.

C.	The COVID-19 pandemic, including the efforts to combat it, has had and may continue to have a widespread effect on the Company’s business. In response to the pandemic, public health authorities and local and national governments, including Israel’s, have implemented measures that have and may continue to have an impact the Company’s business, including voluntary or mandatory quarantines, restrictions on travel and orders to limit the activities of non-essential workforce personnel. As of the date of this report, the COVID-19 (coronavirus) pandemic had made and continues to have a significant impact on global economic activity., with governments around the world, including Israel. Since the pandemic’s effect on the macroeconomic environment has yet to be fully determined and could continue for months or years, the Company is actively monitoring the pandemic and the Company is taking any necessary measures to respond to the situation in cooperation with the various stakeholders.

In light of the evolving nature of the pandemic and the uncertainty it has produced around the world, the Company does not believe it is possible to precisely predict the pandemic’s cumulative and ultimate impact on the Company’s future business operations, liquidity, financial condition and results of operations. For example, travel restrictions have adversely affected the Company’s ability to timely achieve certain milestones included in the Company Agreement with Golden Grand and has delayed the recognition of revenues deriving therefrom. These travel restrictions have also impacted the Group sales and marketing efforts and those of the Company’s subsidiaries. In addition, a substantial portion of Eventer’s business relates to leisure event management, the scope of which was greatly reduced as a result of governmental policies and measures tailored to address to spread of COVID-19. To the extent that these measures remain in place, Eventer’s business and result of operations could be harmed.

The extent of the impact of the pandemic on the Company’s business and financial results will depend largely on future developments, including the duration of the spread of the outbreak and any future “waves” of the outbreak, globally and specifically within Israel and the United States. In addition, the extent of the impact on capital and financial markets, foreign currencies exchange and governmental or regulatory orders that impact the Company’s business are highly uncertain and cannot be predicted. If economic conditions generally or in the industries in which the Company operate specifically, worsen from present levels, the Company results of operations could be adversely affected and the Company financial condition will depend on future developments that are highly uncertain and cannot be predicted, including new government actions or restrictions, new information that may emerge concerning the severity, longevity and impact of the COVID-19 pandemic on economic activity.

Additionally, concerns over the economic impact of the pandemic have caused extreme volatility in financial markets, which has adversely impacted and may continue to adversely impact the Company share price and the Company ability to access capital markets. To the extent the pandemic or any worsening of the global business and economic environment as a result adversely affects the Company business and financial results, it may also have the effect of heightening many of the other risks in the company’s reports.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - BASIS FOR PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A.	The Group’s interim condensed consolidated financial information as of June 30, 2021, and for the six month interim periods ended on that date (hereinafter - “The Interim Financial Information”) has been prepared in accordance with the guidance of IAS 34 ‘Interim Financial Reporting’.

The Interim Financial Information has been prepared on the basis of the accounting policies adopted in the Group’s audited consolidated financial statements for the year ended December 31, 2020 (“Annual Financial Statements”), which were prepared in accordance with International Financial Reporting Standards which are standards and interpretations thereto issued by the International Accounting Standard Board (hereinafter “IFRS”). This Interim Financial Information should be read in conjunction with the 2020 Annual Financial Statements and notes thereto issued on May 14, 2021.

The Interim Financial Information is unaudited, does not constitute statutory accounts and does not contain all the information and footnotes required by accounting principles generally accepted under International Financial Reporting Standards for annual financial statements.

B.	Estimates:

The preparation of the interim condensed consolidated financial statements requires the Group’s management to exercise judgment and also requires use of accounting estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

In the preparation of these interim condensed consolidated financial statements, the significant judgments exercised by management in the application of the Group’s accounting policies and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group’s 2020 Annual Financial Statements.

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Estimates of fair value:

Financial assets:

Level 1 and level 2 financial instruments:

Fair value measurements based on Quoted prices (unadjusted) in active markets (level 1):

	June 30,	December 31,
	2021	2020
	Level 1
	USD in thousands

Investment in SAFO	104	113
Elbit Imaging	1,112	-
Automax (Matomy)	1,696	-
	2,912	113

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

The following table presents the Level 1 financial assets roll-forward:

	Investment in SAFO	Elbit Imaging	Automax (Matomy)	Total
	USD in thousands

Balance as of January 1, 2021	113	-	-	113

Initial recognition at fair value upon dilution Equity investment	-	-	1,553	1,553
Additional investment		1,068		1,068
Currency translation		(4)	-	(4)
Revaluation	(9)	48	143	182

Balance as of June 30, 2021	104	1,112	1,696	2,912

Level 3 financial instruments:

The Company has several financial assets measured at fair value through profit or loss, which meet the level 3 criteria.

The following table presents the level 3 fair value financial assets:

	June 30,	December 31,
	2021	2020
	Level 3
	USD in thousands

Gix Media’s shares (see note 4.D)	-	2,438
Gix warrants	37	14
Conversion right (see note 4.D)	-	1,393
Anti-dilution -Gix	433	473
ScoutCam warrants	352	-
Maris investment	240
SAFO warrants	104	98
	1,166	4,416

Valuation processes of the financial assets:

Gix warrants - the Company used the Black-Scholes model, using the following principal assumptions: share price: NIS 1.62 expected volatility of 65.88%, risk-free interest of 0.05%, expected term of 3 years following the grant date. The asset amount is adjusted at each balance sheet date based on the then relevant assumptions, until the earlier of full exercise or expiration.

Anti-dilution feature - the Company used the Black-Scholes model, using the following principal assumptions: share price: NIS 1.62, 25% probability for the occurrence of an anti-dilution event, expected volatility of 65.88%, risk-free interest of 0.17%, expected term of 3 years following the issuance date.

ScoutCam warrants- the Company used the Black-Scholes model, using the following principal assumptions: share price: USD 1, expected volatility of 153.8%, risk-free interest of 0.06%, expected term of 3 years following the grant date. The asset amount is adjusted at each balance sheet date based on the then relevant assumptions, until the earlier of full exercise or expiration.

Maris investment - on April 12, 2021 the Company invested in Maris-Tech Ltd. (hereinafter – “Maris”) , Since Maris is a private company, the assumption is that the cost of the investment in the offering represents the fair value of the investment.

SAFO warrants- the Company used the Black-Scholes model, using the following principal assumptions: share price: USD 7.92, expected volatility of 489.8%, risk-free interest of 0.28%, expected term of 3 years following the grant date. The asset amount is adjusted at each balance sheet date based on the then relevant assumptions, until the earlier of full exercise or expiration.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

The following table presents the Level 3 financial assets roll-forward:

	Gix Media’s shares	Gix Warrants	ScoutCam warrants	Maris investment	Conversion Right	Anti-dilution	SAFO Warrants	Total
		USD in thousands
Balance as of January 1, 2021	2,438	14	-	-	1,393	473	98	4,416
Initial recognition at fair value upon deconsolidation	-	-	581	-	-	-		581
Exercise of warrants	-	-	(199)	-	-	-		(199)
Changes in fair value recognized through profit or loss	(328)	23	(30)	240	224	(40)	6	95
Exercise of conversion right )see note 4)	(2,110)	-		-	(1,617)			(3,727)
Balance as of June 30, 2021	-	37	352	240	-	433	104	1,166

	Gix Media’s shares	Gix Warrants	Reverse earn out	Conversion Right	Anti-dilution	SAFO Warrants	Total
	USD in thousands
Balance as of January 1, 2020	2,637	71	-	619	289	-	3,616
Initial recognition of financial asset						98	98
Changes in fair value recognized through profit or loss	(199)	(57)		774	184	-	702
Balance as of December 31, 2020	2,438	14	-	1,393	473	98	4,416

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

Financial liabilities:

Level 1 financial instruments:

As of June 30, 2021, and December 31, 2020, the Group has financial liability measured at level 1 – Warrants C.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Level 3 financial instruments:

The Company has several financial liabilities measured at fair value through profit or loss, which meet the level 3 criteria - warrants issued to investors.

The following table presents the financial liabilities that were measured at fair value:

	June 30			December 31
	2021			2020
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands			USD in thousands
Financial liabilities at fair value through profit or loss -
Fair value of warrants	1,479	34	1,513	1,003	36	1,039

NOTE 4 - INTEREST IN OTHER ENTITIES:

A.1 This table summarize the total investment according to the equity method as of June 30, 2021:

June 30, 2021
USD in thousands

ScoutCam (see also note 4.A)	11,851
Gix Internet (see also note 4.D)	5,290
Polyrizon (see also note 4.F)	162
Revoltz (see also note 4.G)	242
Total	17,545

A.	ScoutCam Inc.

On January 3, 2019, the Company established a wholly owned subsidiary in Israel under the name ScoutCam Ltd., or ScoutCam. ScoutCam was incorporated as part of a reorganization of the Company intended to distinguish the Company’s miniaturized imaging business, or the micro ScoutCam™ portfolio, from the other operations of the Company and to enable the Company to form a separate business unit with dedicated resources focused on the promotion of such technology.

In addition, ScoutCam used the technological platform it developed for the purpose of additional special systems and products that are suitable for both medical and industrial applications.

On September 16, 2019, the Company entered into a Securities Exchange Agreement (the “Exchange Agreement”), with ScoutCam Inc, formerly known as Intellisense Solutions Inc. , pursuant to which the Company assigned, transferred and delivered 100% of its holdings in ScoutCam to ScoutCam Inc., in exchange for consideration consisting of shares of ScoutCams Inc’s. common stock representing 60% of the issued and outstanding share capital of ScoutCam Inc. immediately upon the closing of the Exchange Agreement (the “Closing”).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

A.	ScoutCam Inc. (Cont.)

The Closing occurred on December 30, 2019 (the “Closing Date”). Pursuant to the Exchange Agreement, Intellisense issued to Medigus 16,130,952 shares of common stock. Upon such share issuance, ScoutCam became a wholly owned subsidiary of Intellisense. On December 31, 2019, Intellisense Solutions Inc. changed its name to ScoutCam Inc.

Also, on the Closing Date, ScoutCam Inc. issued to its’ investors 3,413,312 units, each comprises two shares of common stock, one Warrant A (as defined below) and two Warrants B (as defined below), as part of the financing transaction that ScoutCam Inc. was obligated to secure prior to the Closing. The immediate gross proceeds from the issuance of the units amounted to approximately USD 3.3 million (the “Issuance of Units to External Investors”).

Each Warrant A is exercisable into one share of common stock of ScoutCam Inc. at an exercise price of USD 0.595 per share during the 12-month period following the allotment. Each Warrant B is exercisable into one share of common stock of ScoutCam Inc. at an exercise price of USD 0.893 per share during the 18-month period following the allotment.

On March 3, 2020, ScoutCam issued in a private issuance a total of 979,754 units at a purchase price of USD 0.968 per unit.

Each unit was comprised of two shares of common stock par value USD 0.001 per share, one Warrant A (defined below) and two Warrants B (defined below).

Each Warrant A is exercisable into one share of common stock of ScoutCam Inc.’s at an exercise price of USD 0.595 per share during the 12 months period following the allotment.

Each Warrant B is exercisable into one share of common stock of ScoutCam Inc’s at an exercise price of USD 0.893 per share during the 18 months period following the allotment.

The immediate proceeds (gross) from the issuance of all securities offered amounted to approximately USD 948 thousands. After deducting closing costs and fees, ScoutCam received proceeds of approximately USD 909 thousand, net of issuance expenses.

On May 18, 2020, ScoutCam issued in a private issuance a total of 2,066,116 units at a purchase price of USD 0.968 per unit.

Each unit was comprised of two shares of common stock par value USD 0.001 per share, one Warrant A (defined below) and two Warrants B (defined below).

Each Warrant A is exercisable into one share of common stock of ScoutCam’s at an exercise price of USD 0.595 per share during the 18 months period following the allotment.

Each Warrant B is exercisable into one share of common stock of ScoutCam’s at an exercise price of USD 0.893 per share during the 24 months period following the allotment.

The immediate gross proceeds from the issuance of all securities offered amounted to approximately USD 2 million. After deducting closing costs and fees, ScoutCam received proceeds of approximately USD 1.9 million, net of issuance expenses.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

A.	ScoutCam Inc. (Cont.)

On January 20, 2021, ScoutCam Inc.’s board of directors approved an increase of the authorized share capital of ScoutCam Inc., by an additional 225,000,000 shares of its common stock par value USD 0.001 per share, such that the authorized share capital of ScoutCam Inc. following such increase shall consist of 300,000,000 shares of common stock.

On March 22, 2021, ScoutCam Inc. undertook to issue to certain investors (the “Investors”) 22,222,223 units (the “Units”) in exchange for an aggregate purchase price of USD 20 million. Each Unit consists of (i) one share of ScoutCam Inc.’s common stock, and (ii) one warrant to purchase one share of ScoutCam Inc common stock with an exercise price of USD 1.15 per share (the “Warrant” and the “Exercise Price”). Each Warrant is exercisable until the close of business on March 31, 2026.

On June 30, 2021, Medigus exercise all of its 393,736 Warrant A at an exercise price of USD 0.595 per share.

As of June 30, 2021 the Company owned approximately 27.76% of the outstanding common stock of ScoutCam Inc.

Therefore, the Company diluted the holding and deconsolidate ScoutCam Inc . since April 2021 and treated the investment in equity method. The profit recorded on books related to the de-consolidation sum up to USD 11,502 thousand.

ScoutCam purchase price allocation summary:

March 29, 2021 USD in thousands

Cash consideration	11,843
Medigus Share in company Equity	6,200
Excess to Allocation	5,643
Excess purchase price to allocate to technology	1,654
Deferred tax	(380)
Goodwill	4,369
5,643

Reconciliation to carrying amounts for ScoutCam.:

USD in thousands

Equity attributable to ScoutCam shareholders’ as of June 30, 2021	22,482
Groups share in %	27.76%
Group share	6,241
Fair value adjustments	5,610
Carrying amount	11,851

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

A.	ScoutCam Inc. (Cont.)

Investment movement for:

Three months ended June 30, 2021
USD in thousands

Investment in Fair value as of March 29, 2021	11,843
The Company's share in ScountCam's Loss for the three month ended June 30, 2021	(226)
Warrants exercise	234
Equity attributable to ScoutCam shareholders’ as of June 30, 2021	11,851

Summarized balance sheet:

	June 30, 2021	December 31, 2020
	USD in thousands
Currents assets
Cash and cash equivalents	21,775	3,373
Other current assets	1,062	656
Total current assets	22,837	4,029
Non-current assets	2,711	1,866
Total assets	25,548	5,895
Total current liabilities	1,150	772
Total non-current liabilities	1,916	1,159
Total liabilities	3,066	1,931
Net assets	22,482	3,964

Summarized statement of comprehensive income:

	Three months ended March 31, 2021	Six months ended June 30, 2020
	USD in thousands

Revenue	24	74
Gross Loss	(179)	(207)
Operating Loss	(1,590)	(2,445)
Net Loss for the period	(1,606)	(2,383)

Summarized statement of comprehensive income:

Three months ended June 30, 2021
USD in thousands

Revenue	274
Gross Loss	(133)
Operating Loss	(2,097)
Net Loss for the period	(2,088)

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

B.	Eventer Technologies Ltd.:

On October 14, 2020, the Company signed a share purchase agreement and a revolving loan agreement with Eventer Technologies Ltd. (hereinafter – “Eventer”), a technology company engaged in the development of unique tools for automatic creation, management, promotion, and billing of events and ticketing sales. Pursuant to the share purchase agreement, the Company invested USD 750 thousand and were issued an aggregate of 325,270 ordinary shares of Eventer, representing 58.7% of the issued and outstanding share capital (50.01% of Eventer’s issued and outstanding share capital on a fully diluted basis). The share purchase agreement provides that the Company will invest an additional USD 250 thousand in a second tranche, subject to Eventer achieving certain post-closing EBITDA based milestones during the fiscal years 2021 through 2023, or the Milestones. The milestone will be examined in each of the years 2021 through 2023. The fair value of the earn-out was calculated by using a Monte Carlo Simulation. According to this model, the fair value of the earn-out was NIS 233 thousand (USD 69 thousand) as of October 14, 2020. In addition, the Company granted a loan to Eventer in the amount of USD 250 thousand. As of October 14, 2020, the loan was valued at USD 204 thousand. At the same date Eventer granted 74,100 options to its employees and other third parties, at a total fair value of USD 148 thousands.

In addition, the Company entered into the Loan Agreement, under which the Company committed to lend up to USD 1,250 thousand to Eventer through advances of funds upon Eventer’s request and subject to the Company approval. The Company extended the Initial Advance of USD 250 on October 14, 2020 as described above.. Advances extended under the Loan Agreement may be repaid and borrowed in part or in full from time to time. The Initial Advance will be repaid in twenty-four equal monthly installments, commencing on the first anniversary of the Loan Agreement. Other advances extended under the Loan Agreement will be repaid immediately following, and in no event later than thirty days following the completion of the project or purpose for which they were made. Outstanding principal balances on the advances will bear interest at a rate equal to the higher of (i) 4% per year, or (ii) the interest rate determined by the Israeli Income Tax Ordinance [New Version] 5721-1961 and the rules and regulation promulgated thereunder. Interest payments will be made on a monthly basis.

On October 14, 2020, the Company entered the Exchange Agreement with Eventer’s shareholders, pursuant to which, during the period commencing on the second anniversary of the Exchange Agreement and ending fifty-four (54) months following the date of the Exchange Agreement, Eventer’s shareholders may elect to exchange all of their Eventer shares for ordinary shares of the Company. The number of ordinary shares of the Company to which Eventer’s shareholders would be entitled pursuant to an exchange will be calculated by dividing the fair market value of each Eventer’s ordinary share, as mutually determined by the Company and the shareholders, by the average closing price of an ordinary share of the Company on the principal market on which its ordinary shares or ADSs are traded during the sixty days prior to the exchange date rounded down to the nearest whole number. The Company board of directors may defer exchange’s implementation in the event it determines in good faith that doing so would be materially detrimental to the Company and its shareholders. In addition, the exchange may not be effected for so long as USD 600 thousand or greater remains outstanding under the Loan Agreement, or if an event of default under the Loan Agreement has occurred.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

B.	Eventer Technologies Ltd.: (Cont.)

On April 8, 2021, Eventer consummated a share purchase agreement with certain investors in connection with the sale and issuance of USD 2.25 million worth of its ordinary shares for an aggregate amount of USD 2.25 million. According to the share purchase agreement, half of the proceeds will be used for promotion of Eventer’s business through media content and space advertising in different platforms and media outlets operated by the lead investor. Following an investment of USD 300 thousand under the described share purchase agreement, the Company hold approximately 47.69% of Eventer Shares.

The following table presents the purchase price allocation of Eventer as of October 15, 2020:

15 October, 2020
USD in thousands

Cash consideration invested in Eventer	750
Fair value of earn-out	69
Difference between fair value and par value of loan extended to Eventer	46
Total consideration	865

Value acquired:
Fair value of net tangible assets acquired	751
Non-controlling interest	(381)
Total acquired	370

Excess purchase price to allocate to technology and goodwill	495

Summarized balance sheet:

	June 30, 2021	December 31, 2020
	USD in thousands (*)

Current assets	4,165	1,335
Current liabilities	3,823	1,078
Current net assets	342	257
Non-current assets	1,414	5
Non-current liabilities	0	0
Non-current net assets	1,414	5

Net assets	1,756	262

Accumulated non-controlling interests	1,135	178

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

B.	Eventer Technologies Ltd.: (Cont.)

Summarized statement of comprehensive income:

	Six months ended in 30, June 2021	15.10- December 31, 2020
	USD in thousands (**)

Revenue	459	40
Net loss for the period	(1,215)	(490)
Net loss attributable to the NCI	(293)	(202)

(*)	translated at the closing rate at the date of that balance sheet.
(**)	translated at average exchange rates for the period.

Summarized statement of cash flows:

	Six months ended in 30, June 2021	Year ended December 31, 2020
	USD in thousands (**)

Cash flow used in operating activities	874	(347)
Cash flow used in investing activities	(132)	52
Cash flow from financing activities	819	1,032
Net increase in cash and cash equivalents	1,561	737

(*)	translated at the closing rate at the date of that balance sheet.
(**)	translated at average exchange rates for the period.

C.	Jeff’s Brands Ltd.:

On October 8, 2020, the Company entered into a common stock purchase agreement with Smart Repair Pro, Inc. (hereinafter - “Pro”), Purex, Corp. (hereinafter - “Purex”), and their respective stockholders (the “Purex Purchase Agreement”). Pro and Purex both are in the e-Commerce field and operate online stores for the sale of various consumer products on the Amazon online marketplace. Pursuant to the Purex Purchase Agreement, the Company agreed to acquire 50.01% of Pro’s and 50.03% of Purex’s issued and outstanding share capital on a fully diluted basis through a combination of cash investments in the companies and acquisition of additional shares from the current shareholders of the two companies in consideration for the Company restricted ADSs and a cash component. The Company agreed to invest an aggregate amount of USD 1,250 thousand in Pro and Purex, pay USD 150 thousand in cash consideration to the current stockholders, and issue uo to USD 500 thousand worth of restricted ADSs to the current stockholders of such companies subject to EBITDA milestones.. Following EBITDA results the company issued USD 71 thousand worth of restricted ADSs.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

C.	Jeff’s Brands Ltd.: (Cont.)

In addition, the companies’ current shareholders are entitled to additional milestone issuances of up to an aggregate USD 750 thousand in restricted ADSs subject to the achievement by Pro and Purex of certain milestones throughout 2021. The transactions contemplated in the definitive agreements closed on January 4, 2021. In addition, the Company agreed to financing arrangements including (i) providing financing by way of a stockholder loan of a principal amount equal to USD 250 thousand which may be extended up to an aggregate cap of USD 1 million of which the Company will finance 60% with the remaining 40% to be financed by the other Pro’s and Purex’s stockholders; and (ii) additional financing of up to a principal amount of USD 1 million, to finance the acquisition of additional online Amazon stores provided that such Acquisition Financing will constitute 80% of the applicable acquisition cost, with the remaining 20% to be financed by the other Pro’s and Purex’s stockholders.

Subsequently, according to the terms of the Purex Purchase Agreement, The Company entered into a loan and pledge agreement, effective January 5, 2021 with its majority owned subsidiaries Pro and Purex. Pursuant to this loan and pledge agreement, the Company extended a USD 250 thousand loan, with an annual interest of 4%, to be repaid on the second anniversary of the effective date.

On February 2, 2021, the Company entered into a loan and pledge agreement, effective February 2, 2021, and amended on February 5, 2021, or the Pro Loan and Pledge Agreement, with the Company majority owned subsidiary Pro and its other stockholder, to finance Pro’s additional purchases of three new brands on the Amazon online marketplace. Pursuant to the Pro Loan and Pledge Agreement, the Company extended a USD 3.76 million loan, with an annual interest of 4%, to be repaid on the fifth anniversary of the effective date. The minority shareholders are obligated to keep a 20:80 ratio with the Company and therefore transferred an amount of USD 940 thousands. the Company concluded the stated interest is materially lower than its market price. Accordingly, the difference between the fair value and face value of the loan attributable to the non-controlling interests was recorded as deemed contribution of the Company to Jeff Brands.

Similarly, the Company concluded the stated interest is materially lower than its market price. Accordingly, the difference between the fair value and face value of the loan attributable to the company was recorded as deemed contribution by the non-controlling interests to Jeff Brands.

On May 16, 2021, the Company entered into a stock exchange and plan of restructuring agreement with Victor Hacmon, the other shareholder of Pro and Purex, and Jeffs’ Brands Ltd. (hereinafter - “Jeffs’ Brands”), a newly incorporated entity. Pursuant to which, among other things, the Company and Victor Hacmon transferred all holdings in Pro and Purex to Jeffs’ Brands, in return for a consideration of Jeffs’ Brands ordinary shares issued respectively. As a result, Pro and Purex became wholly-owned subsidiaries of Jeffs’ Brands. The share exchange transaction was accounted in a manner similar to Pooling-of-Interests ("As Pooling"). To date, the Company invested approximately USD 5.4 million in Jeffs’ Brands and holds 50.03% of its shares.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

C.	Jeff’s Brands Ltd.: (Cont.)

The table set forth below summarizes the estimates of the fair value of assets acquired and liabilities assumed. In addition, the following table summarizes the allocation of the preliminary purchase price as of the acquisition date:

January 4, 2021
USD in thousands

Cash consideration invested in Jeff Brands	1,400
Non- cash consideration invested in Jeff Brands	71
Difference between fair value and par value of loan extended to Jeff Brands	70
Total consideration	1,541

Less:
Fair value of net assets acquired	2,049
Non-controlling interest	(1,024)

Total acquired	1,025

Goodwill	516

Summarized balance sheet:

June 30, 2021
USD in thousands(*)

Current assets	1,631
Current liabilities	1,149
Current net assets	482

Non-current assets	5,442
Non-current liabilities	4,303
Non-current net assets	1,139

Net assets	1,621

Accumulated non-controlling interests	1,076

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

C.	Jeff’s Brands Ltd.: (Cont.)

Summarized statement of comprehensive income:

January 4, 2021- June 30, 2021
USD in thousands(**)

Revenues	1,910
Loss for the period	(851)

Net loss attributable to the NCI	(382)

Summarized statement of cash flows:

January 4, 2021- June 30, 2021
USD in thousands(**)
Cash flow used in operating activities	(310)
Cash flow used in investing activities	(4,729)
Cash flow from financing activities	4,899
Net increase in cash and cash equivalents	(140)

(*)	translated at the closing rate at the date of that balance sheet.
(**)	translated at average exchange rates for the period.

D.	Gix Internet Ltd:

On June 19, 2019, the Company signed an agreement with Gix Internet Ltd(formerly known as Algomizer Ltd., hereinafter - “Gix Internet”) and its then wholly-owned subsidiary Gix Media Ltd. (formerly known as Linkury Ltd.) ., hereinafter “Gix Media”) (collectively the “Gix Group”), for an investment of approximately USD 5 million in Gix Group (the “Investment Agreement”). The investment was subject to certain pre-conditions, which were met at September 3, 2019 (“Closing Date”). As part of the investment:

a.	Medigus received 2,168,675 ordinary shares of Gix Internet (Gix shares).

b.	Medigus received 729,508 ordinary shares of Gix Media.

c.	Medigus received 2,898,183 warrants to purchase 2,898,183 Gix Internet shares at an exercise price of NIS 5.25 per share (“Gix Warrants”), expected term of 3 years following the issuance date.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

D.	Gix Internet Ltd: (Cont.)

d.	Medigus’ investment in Gix Internet and Gix Media is based on a projection that Gix Media’s net profit for 2019 will be at least NIS 15 million. In the event that Gix Media’s net profit is less than NIS 15 million for 2019, Medigus will be issued with additional ordinary shares in Gix, adjusting the price per Gix ordinary shares to the actual net profit for 2019, and compensating Medigus for the difference between the actual net profit and the target net profit for 2019 (“Reverse earn out”). Gix Media’s net profit for 2019 was more than NIS 15 million.

e.	Medigus is also entitled, for a period of three years following the closing of the investment, to convert any and all of its Gix Media’s shares into Gix shares with a 20% discount over the average share price of Gix Internet on TASE within the 60 trading days preceding the conversion (“Conversion Right”). The conversion right is measured at fair value through Internet profit and loss using Black-Scholes model.

f.	In the event, during the three year period following the closing of the investment, Gix shall issue, or under take to issue ordinary shares with a price per share or exercise per share lower NIS 4.15 (the Reduced Per Share Purchase Price”), Gix Internet shall be allocated immediately with such amounts of additional ordinary shares (and the Gix Warrant shall be adjusted accordingly) equal to the difference of (x) the amount of ordinary shares actually received by the Company under the Investment Agreement, and (y) the amount which Medigus would have otherwise received should the Reduced Per Share Purchase Price was applied (“Anti-dilution”).

In consideration of the Investment Agreement as described above Medigus:

a.	Paid NIS 14,400 thousand in cash (approximately USD 4,057 thousands).

b.	Issued to Gix Internet 333,334 ADS representing 6,666,680 ordinary shares.

c.	Issued to Gix Internet 333,334 warrants to purchase 333,334 ADS representing 6,666,680 ordinary shares at an exercise price of USD 4 per warrant.

On September 3, 2019, the Company acquired 8.45% of the issued shares of Gix Internet and 9.34% of the issued shares of Gix Media.

On April 6, 2021, the Company exercised part of its right to convert Gix Media conversion shares and were issued by Gix Internet with additional 5,903,718 ordinary shares, such that following the partly conversion the Company holds 24.99% of Gix outstanding share capital on a fully diluted basis.

On June 28, 2021, the Company exercised all of its rights to convert Gix Media’s shares to Gix Internet shares and was issued 3,954,980 additional ordinary shares of Gix Internet such that following the conversion,

As of June 30, 2021, the Company owns 33.17% of Gix Internet, which operates in the field of software development, marketing and distribution to internet users.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

D.	Gix Internet Ltd: (Cont.)

Name of entity	Place of business/country of incorporation	% of ownership interest as of June 30, 2021	Nature of relationship	Measurement method	Quoted fair value as of June 30, 2021	Carrying amount as of June 30, 2021
					USD in thousands
Gix Ltd	Israel	33.17%	Associate	Equity method	5,958	5,290

Gix purchase price allocation summary:

USD in thousands

Cash consideration	3,690
Adjusted Company’s Equity	408
Excess to Allocation	3,282
Excess purchase price to allocate to Customer relationship	1,342
Deferred tax	(210)
Excess purchase price to allocate to technology	1,948
Deferred tax	(305)
Goodwill	507
3,282

Reconciliation to carrying amounts for Gix Internet.:

Six months ended June 30, 2021
USD in thousands
Reconciliation to carrying amounts:
Equity attributable to Gix shareholders’ as of June 30, 2021	8,083
Groups share in %	33.17%
Group share	2,681
Fair value adjustments	2,553
Exchange rate adjustments	56
Carrying amount	5,290

Reconciliation to carrying amounts for Gix Internet.:

Six months ended June 30, 2021
USD
Investment according to eqity method at the beginning of the period	1,013
Purchase of Gix ordinary shares (exercise of Conversion Right)	3,696
Increase in capital reverse	881
Currency translation adjustments	(24)
Other Reserve	(76)
Share of net profit of associate accounted for using the equity method	(200)
Investment according to equity method at the end of the period	5,290

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

D.	Gix Internet Ltd: (Cont.)

Summarized balance sheet:

	June 30, 2021	December 31, 2020
	USD in thousands (*)
Currents assets
Cash and cash equivalents	3,763	3,965
Other current assets	6,966	7,550
Total current assets	10,729	11,515
Non-current assets	7,286	7,405
Total Assets	18,015	18,920
Current liabilities
Financial liabilities (excluding trade payables)	2,271	1,307
Other current liabilities	6,236	7,441
Total current liabilities	8,507	8,748
Non-current liabilities
Financial liabilities (excluding lease liability)	215	381
Lease liability	545	-
Other non-current liabilities	664	2,484
Total non-current liabilities	1,424	2,865
Total Liabilities	9,931	11,613
Net assets	8,084	7,307
Equity attributable to Gix shareholders	5,343	2,994
Non-controlling interests	2,741	4,312

Summarized statement of comprehensive income:

	Six months ended June 30, 2021	Six months ended June 30, 2020
	USD in thousands (**)

Revenue	16,348	18,017
Gross profit	3,054	4,444
Profit (loss for the period)	(870)	262
Other comprehensive loss	185	-
Total comprehensive profit (loss)	(685)	262

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

D.	Gix Internet Ltd: (Cont.)

Summarized statement of comprehensive income: (Cont.)

	Six months ended June 30, 2021	Six months ended June 30, 2020
	USD in thousands (**)

Cash flow used in operating activities	200	3
Cash flow used in investing activities	(97)	43
Cash flow from financing activities	(325)	(337)
Net increase in cash and cash equivalents	(222)	(383)

(*)	translated at the closing rate at the date of that balance sheet
(**)	translated at average exchange rates for the period

E.	Automax Ltd. (formerly known as Matomy Ltd.):

Matomy together with its subsidiaries offered and provided a portfolio of proprietary programmatic data-driven platforms focusing on two core activities of domain monetization and mobile digital advertising to advertisers, advertising agencies, apps developers and domain owners, primarily in the United States and Europe. In the period spanning from mid-2017 through December 2019, Matomy ceased all of its activities.

On February 18, 2020, the Company purchased 2,284,865 shares of Matomy Media Group Ltd. (hereinafter - “Matomy”), which represents 2.32% of its issued and outstanding share capital. On March 24, 2020, the Company completed an additional purchase of 22,326,246 shares of Matomy, raising the Company’s aggregate holdings in Matomy to 24.92% of Matomy’s issued and outstanding share capital. Consequently2', the Company gained significant influence over this investment and the investment was reclassified from a financial asset at fair value through profit or loss to an associate accounted for using the equity method.

Upon completion of acquisition of the investment in Matomy, the difference between the cost of the investment and the Company’s share of the net fair value of the assets and liabilities of Matomy amounted to USD 546 thousands. The difference was recorded in the consolidated statements of profit or loss and comprehensive loss as amortization of the excess purchase price of an associate.

On September 29, 2020, Matomy announced that it had entered into a memorandum of understanding with Global Automax Ltd. (hereinafter – “Automax”), an Israeli private company that imports various leading car brands to Israel and Automax’s shareholders, for a proposed merger in which the shareholders of Automax would exchange 100% of their shares in Automax for shares of Matomy (hereinafter – the “Merger”). On November 9, 2020, Matomy signed a binding agreement for the Merger, and on March 24, 2021 the preconditions under the merger agreement were met to complete the Merger. Following the closing of the Merger, Automax shareholders held approximately 53% of the outstanding share capital of Matomy and potentially up to a maximum of 73%, due to additional share issuances which are subject to achievement of certain revenue and profit milestones by Matomy, or if the value of the Matomy’s shares reach specific values after the Merger.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

E.	Automax Ltd. (formerly known as Matomy Ltd.): (Cont.)

Following the Company’s decision to sell up to 50% of Matomy’s shares in the near future, half of this investment was classified as of December 31, 2020 as an assets available for sale.

On January 19, 2021 and March 9, 2021, the Company sold 2,300,000 and 11,000,000 shares of Matomy, respectively. Subsequently, following such sales and the merger of Matomy with Automax, which is now traded Oon TASE (AMX.TA), the Company’s aggregate holdings in Automax decreased to 4.73% of its issued and outstanding share capital. The total gained recognized through profit and loss related to these sales sum up to USD 2,025 thousand.

Reconciliation to carrying amounts for Automax (formerly known as Matomy).

Six months ended June 30, 2021
USD in thousands
Investment as of January 01, 2021 Equity method	546
Held for sale asset	547
Total as of January 01, 2021	1,093
Sale of held for sale asset	(102)
Share of net profit of associate accounted for using the equity method	275
Total amount as of March 9, 2021	1,266
Eliminate investment held for sale and equity as a result of transition to fair value	(1,266)
Fair value of the investment at the day of the transition	1,553
Securities revaluation	143
End of the period in Fair value	1,696

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

F.	Polyrizon Ltd – Protective Biological Gels:

Polyrizon Ltd. (hereinafter – “Polyrizon”) is a private company engaged in developing biological gels designed to protect patients against biological threats and reduce the intrusion of allergens and viruses through the upper airways and eye cavities.

In July 2020, the Company entered into an ordinary share purchase agreement with Polyrizon, pursuant to which the Company purchased 19.9% of Polyrizon’s issued and outstanding share capital on a fully diluted basis for aggregate gross proceeds of USD 10 thousand. Polyrizon did not have a significant operation in the period before the purchase. The concentration test, as describe in IFRS 3, is met, meaning that, the transaction is accounted as an asset acquisition. The Company also granted a loan to Polyrizon in the amount of USD 94 thousand. The loan does not bear any interest and is repayable only upon a deemed liquidation event, as defined in that ordinary share purchase agreement. In addition, the Company has an option (hereinafter – the “Option”) to invest an additional amount of up to USD 1 million in consideration for shares of Polyrizon such that following the additional investment, the Company will own 51% of Polyrizon’s capital stock on a fully diluted basis, excluding outstanding deferred shares, as defined in the share purchase agreement. The Option is exercisable until the earlier of (i) April 23, 2023, or (ii) the consummation by Polyrizon of equity financing of at least USD 500 thousand based on a pre-money valuation of at least USD 10 million the total value of the options is USD 36 thousand, and the acquisition was accounted for by the equity method. The Option is measured at fair value through profit and loss.

In addition, the Company entered into an exclusive reseller agreement with Polyrizon. As part of the reseller agreement, the Company received an exclusive global license to promote, market, and resell the Polyrizon products, focusing on a unique Biogel to protect from the COVID-19 virus. The term of the license is for four years, commencing upon receipt of sufficient FDA approvals for the lawful marketing and sale of the products globally. The Company also has the right to purchase the Polyrizon products on a cost-plus 15% basis for the purpose of reselling the products worldwide. In consideration of the license, Polyrizon will be entitled to receive annual royalty payments equal to 10% of the Company annualized operating profit arising from selling the products. As of June 30, 2021, Poyrizon’s products have not received the requisite FDA approvals, and therefore manufacturing and commercialization efforts have not yet commenced.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

F.	Polyrizon Ltd – Protective Biological Gels: (Cont.)

On March 9, 2021, the Company entered into a share purchase agreement, with Polyrizon and Mr. Raul Srugo, an existing shareholder of Polyrizon, for an additional investment of up to a total of USD 250 thousand in Polyrizon. Following an investment of USD 120.5 thousand the Company held approximately 35.86% of Polyrizon shares.

Following share purchase agreement Polyrizon signed with its current shareholdersto raise an amount of USD 800 thousands, the Company invested an amount of USD 297 thousands on September 2, 2021 . Currently the company hold 34.74% on Polyrizon on a fully diluted basis.

The following table provides details regarding the Purchase Price Allocation of Polyrizon as of July 15, 2020:

July 15, 2020
USD in thousands (*)
Current assets
Cash and cash equivalents	10
Loan	94
104
Allocation
Consideration for other instruments ***	36
IP	74
Shareholder loan	(6)

Total allocated	104

(*)	translated at the closing rate at the date of that balance sheet

(***)	Fair value of the Option, to invest an additional amount of up to USD 1 million in consideration for shares of Polyrizon such that following the additional investment and own 51% of Polyrizon’s capital stock on a fully diluted basis.

The following table presents the Polyrizon equity investment account activity:

Six months ended on June 30, 2021
USD in thousands
Investment as of January 01, 2021 Equity method	104
An addition investment	121
Revaluation of the Option, to invest an additional amount and Shareholder loan	(25)
Profit for the period – through share of other comprehensive income of associates accounted for using the equity method	(37)
Depreciation of technology	(1)
Balance as of the end of the period	162

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

F.	Polyrizon Ltd – Protective Biological Gels: (Cont.)

The following table provides details regarding the Purchase Price Allocation of Polyrizon as of March 9, 2021:

March 9, 2021
USD in thousands (*)
Current assets
Cash and cash equivalents	121
Acquired Equity	42
Excess to allocate	79
Allocation
IP	77
Goodwill	2

Total allocated	79

(*)	translated at the closing rate at the date of that balance sheet

G.	Charging Robotics Ltd.:

On January 7, 2021, the Company entered an agreement to purchase a provisional patent filed with the United States Patent and Trademark Office and know-how relating to wireless vehicle battery charging technology in consideration for USD 75 thousand. Furthermore, the Company entered a collaboration agreement with the seller, whereby the Company committed to invest USD 150 thousand in a newly incorporated wholly owned subsidiary of the Company, Charging Robotics Ltd. (hereinafter – “Charging Robotics”), incorporated on February 1, 2021, which will focus on the company new electric vehicle and wireless charging activities. Pursuant to the collaboration agreement, the seller is entitled to a monthly consultant fee as well as options to purchase 15% of Charging Robotics’ fully diluted share capital as of its incorporation date based on a valuation of USD 1,000 thousand.

On February 19, 2021, the Company entered into the Joint Venture Agreement, with Mr. Amir Zaid and Mr. Weijian Zhou (the founders of Emuze Ltd., a privately held company that designs and develops electric mobility micro vehicles), and Charging Robotics (the “Joint Venture Agreement”), under which the Company formed a joint venture, under the name Revoltz, to develop and commercialize three modular electric vehicle (hereinafter – “EV”) micro mobility vehicles for urban individual use and “last mile” cargo delivery.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

G.	Charging Robotics Ltd.: (Cont.)

Under the terms of the Joint Venture Agreement, the Company invested an initial amount of USD 250 thousand in consideration of 19,990 ordinary shares of Revoltz Ltd. (hereinafter – “Revoltz”), representing 19.99% of Revoltz’s issued and outstanding share capital on a fully diluted basis. The Joint Venture Agreement requires the Company to invest an additional USD 400 thousand in a second tranche, subject to Revoltz achieving certain post-closing milestones, for 37.5% of Revoltz’s issued and outstanding share capital.

In addition, within twelve (12) months following the completion of the second tranche (but in any event not later than December 31, 2022), the Company shall be entitled to invest an additional amount of USD 700 thousand in consideration for Revoltz’s ordinary shares which, will result in the Company holding 50.1% Revoltz’s issued and outstanding share capital.

The joint venture’s intended focus is to develop unique EVs that have the ability to last a full working day within a single charge suitable for heavy-duty and rigid operations and provide tailored mission-specific designs as well as Hop on -Hop off modes, off-road versions along with a low cost of operation.

On June 17, 2021, Charging Robotics signed a definitive distribution agreement with Automax, (the “Distribution Agreement”). The Distribution Agreement is for an exclusive distribution of Charging Robotics’ wireless robotic charging pad in Israel and Greece for a period of five years, with an extension option for an additional five years. Automax will market the wireless robotic charging pad for electric vehicles, once fully developed by Charging Robotics, and will be responsible for obtaining all the necessary licenses, permits and approvals for the import, marketing and distribution of such product.

As part of the Distribution Agreement, Automax will pay Charging Robotics a one-time payment of USD 50 thousand for its appointment as an exclusive distributor in Israel and Greece. Additionally, Automax will have a five-year option to purchase up to 5% of Charging Robotics’ ordinary shares at a USD 30 million pre-money valuation on a fully diluted basis, upon completion of Charging Robotics’ first financing round. Furthermore, Automax will have an additional option, for five years, to purchase ordinary shares of up to 5% of the amount of shares that Charging Robotic will issue in any subsequent round, following the first financing round, at a price per share to be determined in any such round.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - INVENTORY

Composed as follows:

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
	USD in thousands
Current assets:
Raw materials and supplies	-	44
Finished goods	1,087	278
Provision for impairment	-	(79)
	1,087	243

As of June 30, 2021, the inventory is derived from Jeff’s Brands.

As of December 31, 2020, the inventory is derived from ScoutCam.

NOTE 6 - INTANGIBLE ASSETS

A.	Details of the Company’s Intangible assets:

Total intangible assets consisted of the following:

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
	USD in thousands

Goodwill -Eventer– see note 4.B	296	296
Goodwill – Jeff’s Brands - see note 4.C	516	-
Technology – Eventer – see note 4. B, Amortization -5 years	193	199
Software License – Eventer– see note 4. B	1,405	-
Patent – Charging Robotics– see note 4. G	75	-
Brand name – Jeff’s Brands – see note 4.C Amortization -10 years	1,363	-
Amazon stores- Jeff’s Brands– see note 4.C, Amortization -10 years	4,479	-
	8,327	495

NOTE 7 - ACCRUED EXPENSES AND OTHER LIABILITIES

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
	USD in thousands

Employees and related institutions	229	584
Accrued expenses	580	665
Other payables	221	279
	1,030	1,528

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - EQUITY

Medigus Ltd.:

(1)	a)	On May 22, 2020, the Company closed a firm commitment public offering, pursuant to which the Company issued a total of 575,001 ADSs (hereinafter – “ADSs”) representing a total of 11,500,020 ordinary shares, at a purchase price of USD 1.5 per ADS, and pre funded warrants to purchase up to a total of 2,758,333 ADSs representing 55,166,660 ordinary shares, at a purchase price of USD 1.499 per warrant, with an exercise price of USD 0.001.

The immediate gross and net of issuance expenses proceeds from such securities issuance aggregated to approximately USD 5 million and USD 4.4 million, respectively.

Prefunded warrants may be exercised via a cashless exercise mechanism as defined in the agreement, whereby the number of shares the value of which equals the exercise premium in cash will be deducted from the number of shares to be issued upon exercise of the warrant.

During second quarter of 2020, 1,539,656 prefunded warrants were exercised via a cashless exercise mechanism and 30,780,000 ordinary shares of the Company were allotted.

During the third quarter of 2020, 1,219,333 prefunded warrants were exercised. Accordingly, 24,386,660 ordinary shares of the Company were issued.

Until the end of the third quarter, all the prefunded warrants were exercised.

On July 9, 2020, the Company’s shareholders approved an increase of the authorized share capital of the Company by an additional NIS 750,000 thousand, such that the authorized share capital increased to NIS 1,000,000,000 ordinary shares.

b)	During second quarter of 2020, 197,000 warrants C were exercised. Accordingly, 3,940,000 ordinary shares of the Company were allotted. The immediate net of issuance expenses proceeds from such exercise aggregated to approximately USD 0.7 million.

c)	On May 18, 2020, board of directors of the Company authorized the issuance of 750,000 options to former CFO of the Company. Each option is convertible into one share of common stock of the Company of NIS1.0 par value, in accordance with the following terms: (i) the Options shall vest on a quarterly basis over a period of three years; (ii) the term of the Options shall be of six (6) years from the date of grant, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the Options may be exercised until 180 days from the date of termination of the service, (iv) the exercise price per share of the Options shall be NIS 0.59, (v) the Options’ grant shall be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version], if applicable. As of June 30, 2021, these options forfeited.

d)	On June 1, 2020, board of directors of the Company authorized the issuance of an aggregated amount of 1,500,000 options to the Company’s consultants. Each option is convertible into one share of common stock of the Company of NIS1.0 par value, in accordance with the following terms: (i) the Options shall vest on a quarterly basis over a period of three years; (ii) the term of the Options shall be of six (6) years from the date of grant, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the Options may be exercised until 180 days from the date of termination of the service.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - EQUITY

Medigus Ltd.: (Cont.)

(2)	Share offering to the public and existing shareholders:

On January 11, 2021, the Company entered into an underwriting agreement with Aegis Capital Corp. (hereinafter – “Aegis”), pursuant to which the Company agreed to sell to Aegis, in a firm commitment public offering 3,659,735 ADSs, representing a total of 73,194,700 ordinary shares, of no par value for a public offering price of USD2.30 per ADS. In addition, the Underwriter was granted an option to purchase additional 15 percent of the ADSs sold in the Offering solely to cover over-allotments, exercisable until the earlier of 30-days or the last day of trading of the Company’s ordinary shares on the Tel-Aviv Stock Exchange. Aegis exercised its over-allotment option in full to purchase an additional 548,960 ADSs, the closing of which occurred on January 19, 2021. The total gross proceeds of the offering to approximately USD 9.68 million.

On February 12, 2021, following the approval of an extraordinary general meeting of the Company shareholders held on February 12, 2021, the Company amended its articles of association to eliminate the par value of its ordinary shares, such that the authorized share capital of the Company following the amendment consists of 1,000,000,000 ordinary shares of no-par value.

On February 25, 2021, the Company entered into an underwriting agreement with Aegis pursuant to which the Company agreed to sell to Aegis, in a firm commitment public offering 3,258,438 ADSs for a public offering price of USD2.60 per ADS. In addition, Aegis was granted an option to purchase additional 15 percent of the ADSs sold in the offering solely to cover over-allotments. Aegis exercised its over-allotment option in full to purchase an additional 488,765 thousand ADSs. The total gross proceeds of the offering to approximately USD 9.7 million.

(3)	Share-based compensation to employees and to directors:

In May and June 2021, the company board of directors approved the grant of 25,600,000 options pursuant to the company’s option plan, to certain employees, consultants and directors.

NOTE 9 - REVENUES

A.	Revenues by product:

	Six months ended		Year ended
	June 30,		December 31,
	2021	2020	2020
	Unaudited		Audited
	USD in thousands

Miniature camera and related equipment	24	69	491
Products	1,910	4	-
Revenues from commissions	459	-	40

Total	2,393	73	531

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - REVENUES (Cont.)

B.	Major customers:

Set forth below is a breakdown of Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain year):

	Six months ended		Year ended
	June 30,		December 31,
	2021	2020	2020
	USD in thousands
Customer A	-	-	383
Customer B	21	26	-
Customer C	-	24	-
Customer D	-	9	-

NOTE 10 - TRANSACTIONS WITH RELATED PARTIES:

“Related Parties” – As defined in IAS 24 – ‘Related Party Disclosures” (hereinafter- “IAS 24”)

Key management personnel of the Company - included together with other entities, in the said definition of “Related Parties” mentioned in IAS 24, include some members of senior management.

A.	Transactions with related parties:

	Six months ended		Year ended
	June 30		December 31
	2021	2020	2020
	Unaudited		Audited
	USD in thousands
Payroll and related expenses to related parties employed by the Company*	512	329	629
Compensation to directors **	412	678	1,115
Consultant services***	616	91	208
Interest and discounting of loans from Jeff’s Brands related parties ****	145	-	-
Revenues – deduct of commission of Eventer from related parties	(20)	-	-
G&A expenses of Eventer with related parties	9	-	-

*	Includes granted options benefit aggregated to USD 149 thousands, USD 142 thousands and USD 189 thousand for the six months ended June 30, 2021, six months ended June 30, 2020 and year ended December 31, 2020, respectively.

**	Includes granted options benefit aggregated to USD 173 thousands, USD 517 thousands and USD 734 thousand for the six months ended June 30, 2021, six months ended June 30, 2020 and year ended December 31, 2020, respectively.

***	Includes granted options benefit aggregated to USD 259 thousands, and USD 33 thousand for the six months ended June 30, 2021 and year ended December 31, 2020, respectively.

****	Julia Gerasimova, Kfir Zilbrman and Victor Hacmon are related party of Jeff Brands.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - TRANSACTIONS WITH RELATED PARTIES: (Cont.)

A.	Transactions with related parties: (Cont.)

Indemnification, exemption and insurance for directors and officers of the Company:

a.	The Company provides its directors and officers with an obligation for indemnification and exemption.

b.	The Group maintains an active Directors and Officers’ insurance policy. The annual premium of the current policy was USD 653 thousand, such policy provide a coverage of USD 7 million for the benefit of all of the Company’s directors and officers, and which includes a deductible of USD 1 million per claim, other than securities related claims filed in the United States or Canada, for which the deductible will not exceed USD 2.5 million and USD 5 million in respect of claim with respect to mergers and acquisitions.

B.	Balances with related parties:

(1) Current Assets:

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
	USD in thousands

Related party prepaid expense - media Space from Keshet (a related party of eventer) see note 4. B.	1,225	-
Other receivables (a related party of eventer and Jeff Brands)	51
	1,276	-

(2)	Current Liabilities:

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
	USD in thousands

Compensation to key management personnel	180	139
Related party liability relating to license to use software from Screenz cross media Ltd (a related party of Eventer)- see note 4. B	1,346	-
Current Liabilities of Jeff’s Brands to related parties	330	-
Other Accrued expenses to related parties of Eventer	33
	1,889	139

(3)	Loans:

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
	USD in thousands

Current Liabilities of Long Term Loans of Jeff’s Brands from related parties (*)	101	-
Long Term Loans of Jeff’s Brands from related parties (*)	733	-

*	Julia Gerasimova, Kfir Zilbrman and Victor Hacmon are related party of Jeff Brands.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - SUBSEQUENT EVENTS:

On July 19, 2021, the Company announced it has signed a non-binding letter of intent to purchase a controlling interest in a Business-to-Business (B2B) and Business-to-Consumer (B2C) electronics distributor (the “Target Company”) with several outlets in Israel and a growing e-commerce operation.

According to the LOI, the Company will hold 50.06% of the issued and outstanding share capital of the Target Company, acquired through the acquisition of shares from the Target Company’s current shareholders, in consideration for the Company’s cash and restricted ADSs of. The total consideration, estimated to amount to USD 3.3 million, is based on the Target Company’s valuation calculated according to its adjusted EBITDA.

On July 21, 2021, the Company’s board of directors authorized the Company to take actions to promote a USD 2 million buyback program for the Company’s ADRs. The Company expects to formally approve the buyback in conjunction with the approval of its financial statements for the period ended June 30, 2021 and based on a financial advisor’s opinion to be obtained. The Company is required to file a motion seeking a court approval for the buyback program, and the effectiveness of the buyback plan, if formally approved, will be contingent upon such court’s approval.

In accordance with the share purchase agreement Polyrizon signed with its current shareholders to raise a total amount of USD 800 thousands, the Company committed on August 31, 2021 to invest an amount of USD 297 thousands. Following such investment round, the Company will hold 34.74% of Polyrizon on a fully diluted basis.

On August 17, the Company’s subsidiary, Jeffs’ Brands Ltd signed a non-binding Letter of Intent to acquire 100% of the issued and outstanding share capital of a private company of branded consumer products, for an initial consideration of USD 6 million (to be paid in cash and equity) with a potential deferred consideration, based on the parties’ understanding, of up to additional USD 13.25 million, conditional upon future sales and profitability targets.